UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AXONICS MODULATION TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

05465P101
(CUSIP Number)

Raphaël Wisniewski BioDiscovery 4 FCPR 374 Rue Saint-Honore Paris 75001 949-396-6322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465P101	SCHEDULE 13D	Page 1 of 6

1	NAMES OF REPORTING PERSON: Andera Partners I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,257,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,257,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,257,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.81%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
2,524,128 shares are held of record by FCPR (as defined below) and 733,333 shares are held of record by BioDiscovery 5 (as defined below). Andera (as defined below) is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski (as defined below) is a director of the Issuer (as defined below) and is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5.

(2)
Based on 33,197,766 shares of Common Stock (as defined in Item 1 below) outstanding as of November 22, 2019, as reported by the Issuer in its final prospectus dated November 19, 2019 and filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 05465P101	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSON: BioDiscovery 4 FCPR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,524,128(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,524,128(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,524,128(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)
Andera is the manager of FCPR and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a director of the Issuer and is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR.

(2)
Based on 33,197,766 shares of Common Stock outstanding as of November 22, 2019, as reported by the Issuer in its final prospectus supplement dated November 19, 2019 and filed with the Commission on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSON: BioDiscovery 5 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 733,333(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 733,333(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 733,333(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Andera is the manager of BioDiscovery 5 and may be deemed to have voting, investment and dispositive power with respect to these securities.
(2)
Based on 33,197,766 shares of Common Stock outstanding as of November 22, 2019, as reported by the Issuer in its final prospectus supplement dated November 19, 2019 and filed with the Commission on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D	Page 4 of 6
1	NAMES OF REPORTING PERSON: Raphaël Wisniewski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,257,461(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,257,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,257,461(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)
2,524,128 shares are held of record by FCPR and 733,333 shares are held of record by BioDiscovery 5. Andera is the manager of FCPR and BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Wisniewski is a director of the Issuer and is a partner of Andera, and may be deemed to share voting and dispositive power over the shares held by FCPR and BioDiscovery 5

(2)
 Based on 33,197,766 shares of Common Stock outstanding as of November 22, 2019, as reported by the Issuer in its final prospectus supplement dated November 19, 2019 and filed with the Commission on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act.

CUSIP No. 05465P101	SCHEDULE 13D	Page 5 of 6

      Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on December 21, 2018 (the “Original Filing”). This Amendment No. 1 is being filed to reflect the sale by BioDiscovery 4 FCPR (“FCPR”) of 300,000 shares of the Common Stock in an underwritten public offering on November 19, 2019. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 26 Technology Drive, Irvine, California 92618.

Item 2. Identity and Background.

(a) This Statement is being filed by Andera Partners (“Andera”), FCPR, BioDiscovery 5 (“BioDiscovery 5”, and together with Andera and FCPR, the “Reporting Entities”) and Raphaël Wisniewski (“Wisniewski”). The Reporting Entities and Wisniewski are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity is 374 Rue Saint-Honore, Paris 75001, and the business address of Wisniewski is 26 Technology Drive, Irvine, California 92618.

(c) Andera manages and advises private equity funds and both FCPR and BioDiscovery 5 make venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. Wisniewski is a partner of Andera, the manager of FCPR and BioDiscovery 5. In addition, Wisniewski is a member of the Issuer’s board of directors (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Andera is a partnership limited by shares (société en commandite par actions) organized under French law and each of FCPR and BioDiscovery 5 is a professional private equity investment fund (fonds professionnel de capital investissement) organized under French law. Wisniewski is a citizen of France.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended and supplemented by adding the following information:

On November 19, 2019, the Issuer commenced an underwritten public offering (the “Offering”) of 5,000,000 shares of the Issuer’s Common Stock, of which 4,595,000 shares of Common Stock were offered by the Issuer and 405,000 shares of Common Stock were offered by certain selling stockholders, including FCPR. Also on that date, the Offering was priced and the Issuer and the selling stockholders, including FCPR, entered into an underwriting agreement (the “Underwriting Agreement”) with the BofA Securities, Inc. and Barclays Capital, Inc., the representatives of the underwriters for the Offering (the “Underwriters”). On November 22, 2019, the Offering closed and FCPR consummated the sale of 300,000 shares of Common Stock in the Offering. FCPR received net proceeds (before expenses) of $6,220,500 (or $20.735 per share) from the sale of the Common Stock. As a result of the Offering, the percentage of outstanding shares of Common Stock that FCPR beneficially owns was reduced by more than one percent. For additional information regarding the Underwriting Agreement, see Item 6 below.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) According to the Issuer’s final prospectus supplement dated November 19, 2019 and filed with the Commission on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act, there were 33,197,766 outstanding shares of Common Stock on November 22, 2019.

FCPR is the record holder of an aggregate of 2,524,128 shares of Common Stock, which represents beneficial ownership of approximately 7.6% of the outstanding shares of Common Stock on November 22, 2019. BioDiscovery 5 is the record holder of an aggregate of 733,333 shares of Common Stock, which represents beneficial ownership of approximately 2.2% of the outstanding shares of Common Stock on November 22, 2019.

Andera, as the manager of FCPR and BioDiscovery 5, has the power to vote and dispose of securities held by FCPR and BioDiscovery 5 and may be deemed to beneficially own the securities held of record by FCPR and BioDiscovery 5. Wisniewski is a partner of Andera. Wisniewski shares the decision-making power of Andera with respect to the voting and disposition of the securities of the Issuer beneficially owned by FCPR. As a result, Wisniewski may be deemed to beneficially own the securities of the Issuer held of record by FCPR and BioDiscovery 5. As a result, Wisniewski may beneficially own an aggregate of 3,257,461 shares of Common Stock, or approximately 9.81% of the outstanding Common Stock.

(b) Andera and Wisniewski have shared power to vote and dispose of 3,257,461 shares of Common Stock. FCPR has shared power to vote and dispose of 2,524,128 shares of Common Stock. BioDiscovery 5 has shared power to vote and dispose of 733,333 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only FCPR has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by FCPR. Similarly, only BioDiscovery 5 has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BioDiscovery 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and supplemented by adding the following information:

Pursuant to the Underwriting Agreement, FCPR agreed to sell to the Underwriters, and the Underwriters agreed to purchase from FCPR, 300,000 shares of Common Stock at a purchase price of $20.735 per share. In connection with the Offering, each of FCPR and Wisniewski entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 60 days following the date of the Underwriting Agreement.  The terms and provisions of the Underwriting Agreement and the Lock-Up agreement are described more fully in the Issuer’s final prospectus supplement dated November 19, 2019 and filed with the Commission on November 21, 2019 pursuant to Rule 424(b)(5) under the Securities Act.  The above summaries are qualified by reference to such description and the full text of the Underwriting Agreement and the Lock-Up Agreement, copies of which are filed as Exhibit 6 and Exhibit 7, respectively, to this Amendment No. 1 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 6	Underwriting Agreement, dated November 19, 2019, (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Issuer on November 19, 2019).
Exhibit 7
Form of Lock-Up Agreement for certain directors, officers, and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Current Report on Form 8-K filed by Issuer on November 19, 2019 and incorporated here by reference).

CUSIP No. 05465P101	SCHEDULE 13D	Page 6 of 6

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 3, 2019	By:	ANDERA PARTNERS /s/ Raphaël Wisniewski
		Name:	Raphaël Wisniewski
		Title:	Partner

By:	BIODISCOVERY 4 FCPR By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	BIODISCOVERY 5 By: Andera Partners Its: Manager /s/ Raphaël Wisniewski
	Name:	Raphaël Wisniewski
	Title:	Partner

By:	/s/ Raphaël Wisniewski
Raphaël Wisniewski